Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

February 8, 2011

2:30 pm ET

Matt:	All right. Good afternoon, and once again, everyone, welcome to the 2011 UBS Global Healthcare Services Conference. It’s my pleasure to introduce our next presenting company.

Today, we have Kindred Healthcare. With us from Kindred is Mr. Paul Diaz, President and CEO. We also have Mr. Hank Robinson making a announcement briefly before the presentation.

As a note, after the presentation, there’ll be a breakout session in the Julliard Room, which is on the Conference level just one floor below. Thank you.

Hank Robinson:	Thank you, Matt. Paul and Dr. Short are very excited to present today, but due to this morning’s announcement, I need to make a few statements, and I ask your indulgence for a minute.

This presentation and corresponding Webcast include forward looking statements as defined in section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934, which involves a number of risks and uncertainties. Such forward-looking statements are based on

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

management’s current expectations and include known and unknown risks, uncertainties, and other factors many of which Kindred is unable to predict or control that may cause the Company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements.

Kindred cautions participants that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Kindred directs you to the forward-looking statements contained in the joint press release issued by Kindred and RehabCare this morning.

Additional information regarding forward-looking statements is included in the slides accompanying this presentation, and I have a few copies of the presentation on the back table. Please review page 2 of the slide presentation for additional information on forward-looking statements and other important information including where you can find more information on the directors and executive officers of Kindred and RehabCare.

This communication does not constitute an offer to sell or a solicitation of an offer to buy, any securities or solicitations of any vote or approval. In connection with the proposed acquisition of RehabCare, Kindred will file with the Securities and Exchange Commission a registration statement on form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred.

Kindred and RehabCare will mail the definitive proxy statement prospectus to their respective shareholders. You should review these materials carefully as they will include important information regarding the merger, including information about Kindred and RehabCare, their respective directors,

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

executive officers, and certain other member of management and employees who may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.

Thanks.

Paul Diaz:	Thank you and good afternoon, everybody. We appreciate you joining us here. Dr. Short and I welcome you to what we hope you find to be an exciting discussion today about our two companies and our venture.

Let me plunge right in. I think we’ve covered the forward-looking statements to everyone’s sufficiency.

A little bit of a Company update, which I think is important, first, because I think there’s a lot of things to process here, but one of the things I would start with is these are two organizations with a great deal in common in terms of how we look at our business, our dedication to our patients, and our people. And important to note a very strong showing in the fourth quarter through a lot of change and in 2010 both clinically and financially in terms of our results gives us a tremendous amount of momentum going into this merger as well as a strong foundation upon which we think we can grow the combined Company.

The Company will have an industry-leading position and some very attractive post-acute business segments that we’ll talk about and growing local markets. We believe the combined Company will be very well positioned for growth in a changing healthcare landscape, particularly as we think about integration and the context of ACOs and bundling and other potential reforms.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

The transaction is immediately accretive to Kindred shareholders and enhances our growth and margin profiles in pretty profound ways. And we believe and are committed to taking advantage of the significant amount of cash flow generated by the combined companies to delever the Company and continue to pursue simultaneously our cluster market development strategy.

So with that, as I said, not hopefully lost on investors is the great performance going into the merger of both companies in Q4 — easy to get lost in the context of the deal this morning. But really, in all of our business, and particularly our skilled nursing business and our contract rehab business through the changes around RUGs-IV as well as continued stabilization in both of our LTAC business.

So let’s talk about some transactions, some highlights, and some key things that I think investors should be thinking about in terms of the opportunity. First, as you know, the consideration for the transaction is $35 approximately per share, $26 per share in cash, and approximately $9 per share in Kindred stock. The transaction, as I mentioned, is substantially accretive, and we’ll talk about synergies and the timing of synergies, and accretive to cash flows, and we’ll talk about that as well.

$40 million worth of estimated synergies, identified annual synergies, as we work through the transition, and approximately 25 in the first full year of the combined operations. Importantly, strong committed financing from JP Morgan, Morgan Stanley, and Citi for the transaction, and an expected closing date at the end of the second quarter on June 30.

So let you work through the sources and uses, but as we talked about earlier, approximately $1.9 billion in committed debt financing in addition to the equity component of the transaction. And we think this gives us a tremendous

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

amount of financial flexibility going forward. It still leaves us about $250 million to $300 million on our revolver to continue to fund our operations and continue to fund selectively and opportunistically continued growth opportunities.

RehabCare, as I said, is a wonderful company for us to partner with — a tremendous name and brand in the rehab area. And for those of you that know Kindred, we’ve been very focused on expanding our rehab capabilities over these many years through our Peoplefirst rehab business, but also in some initiatives that we’ve dubbed rehabmax to expand our rehab programs in our nursing and rehabilitation centers as well as our long-term acute care hospitals. So, we’re very excited about the opportunities for our patients, for our clinicians, and really in terms of the evolving healthcare delivery system to gain the skills of rehab care.

We’re especially excited, though, about adding inpatient rehab facilities to our mix of services, and we’ll talk about that and the great team of operators that will be joining us: Brock Hardaway who will become executive vice president of our newly-created southwest hospital region, Mary Pat Welc who will continue to operate the combined hospital rehab business, and Pat Henry, who will run a combined nursing home/skilled nursing contract rehab business that will approximate $900 million. So a great continuity there along with Chris Bird and our team at Peoplefirst.

The slide’s a little busy, but you can begin to see that together with our partners at RehabCare that we will really cover a very broad spectrum of post-acute services even as we continue to add and look to add more homecare and hospice capabilities in our cluster markets.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

I think it’s important while folks are concerned about reimbursement, and particularly Medicaid as of late, that the combined Company - and even Kindred today quite frankly, is very different from many of our peers. The revenue profile and the diversity there, I think, is quite different.

So, when you think about approximately $1 billion - $1.2 billion of Medicaid revenues in our skilled nursing business, we do more commercial business on a combined basis and not with commercial payers. So very different than some of our stand-alone skilled nursing facility peers. And a revenue diversification that I think bodes well for us going forward.

You know, geographically, in terms of the enhanced presence we have in our existing cluster markets as well as potentially some new cluster markets, some pretty compelling opportunities, and we think a tremendous pipeline of growth as John and I compare the opportunities to extend our discussions with payers and hospital systems across the country in the context of really this wider and deeper geographic presence. We’ll be operating in 46 states across the United States, again, in all of the service continuums that we’ll talk about.

A very fun slide from my perspective in terms of the competitive nature that we have. Clearly, this positions us to be the number 1 operator of long-term acute care hospitals in the United States — really, an area where we have shown great leadership, I think, over many years. It also positions us to be the largest operator of hospital-based inpatient rehab facilities by far, but really, in total, the largest operator of inpatient rehab facilities and a great skillset that we add with this combination.

And again, depending on how you measure it, revenues (unintelligible) the second or third, or I guess on this slide, now fourth largest operator of skilled nursing facilities. Still a very dynamic and compelling business for us and a

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

business where we see a lot of opportunity, and we’ll talk a little bit about the opportunity among these different service sites in just a minute.

And then a clear leadership role in the contract rehab business where even in the context of the changes under RUGs-IV and concurrent therapy, we see future opportunity for both topline growth and margin expansion as we assimilate the best practices of our two teams.

So to talk a little bit about the service offerings, and again, we’ll leave you to go through the numbers here, but, you know, we will be the largest rehab company in America — employing more therapists than anyone. And therapists are really one of the keys to this opportunity and to our patients.

You know, approaching $1.3 billion in revenues in our hospital business - excuse me, in our rehab business. Again, a business that I think the clinical competencies of which will bleed over into our other business and I think will help our nursing and rehab centers as well as our hospitals.

Approaching $3 billion on a combined basis in the hospital business, this includes six free-standing inpatient rehab facilities. And quite frankly, that is an area of growth. We’ve got a good pipeline between the two companies of additional free-standing inpatient rehab facilities as well as the acute rehab units that are in the hospital rehab business that Mary Pat operates.

And again, our skilled nursing business that we continue to develop and commit capital to and evolve, you know, our 21st century transitional care centers, you know, some of which are doing 100 to 180 admissions and discharges and seeing lengths of stay drop to, you know, high-20s, low-30 — very different than the traditional skilled nursing facilities that one traditionally thought of in terms of skilled nursing.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

Excuse me. This is kind of a busy slide but an important one, and foundational, I think, in terms of the strategy in what I think is a rapidly changing post-acute market and particularly the multiple patient discharge destinations that we are seeing happen with post-acute patients.

And what we mean by post-acute patients, I think, first, as we all know, short-term acute-care hospitals place a great deal of emphasis in terms of continuing to reduce length of stay in short-term acute-care hospitals, and on the flip side, ensure that patients are being discharged in a way that does not result in an avoidable readmit, and that’s a big part of the value proposition as we see it.

But as you can see from this chart, you know, 35% of these patients are going to a post-acute setting. And as you can see as between the first and the second line, many of these patients are hitting multiple post-acute settings, sometimes two and three, because they are being discharged from short-term acute-care hospitals sooner, and they’re being discharged, quite frankly, with more medical complexity and more chronic disease - multiple chronic diseases than ever before.

And again, important statistics, you know, we’ve been talking a lot over the last couple years about the $20 billion of spend if we could reduce avoidable re-hospitalizations. But, it’s also just as big a line item when one thinks about that 15% of the Medicare beneficiaries who have five or more chronic conditions consume 25% of all the Medicare dollars.

That’s really the sweet spot for Kindred Healthcare and RehabCare Group in the context of this slide. And so as we think about long-term revenue synergies and the opportunity to integrate care, we look at statistics like you see at the bottom of the page here that 35% of our LTACH patients need

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

continued care in a skilled nursing facility. Almost 20% going home with home health and similarly about 46% of IRF patients going home with home health and about 30% of our skilled nursing facility patients going home with home health.

So there is a continuum of care here already emerging and these numbers are moving at double digit rates because of the complexity of the patients moving through the system and the multiple conditions that they have.

So that really is the backdrop for what we see as our circle of opportunity. And, quite frankly, a circle of opportunity and a compelling opportunity that we see just accelerated with the merger with RehabCare Group adding to our outpatient rehab capabilities, adding in-patient rehab capabilities even as we continue to look at adding home care and hospice service to our service continuum.

And as we think potentially at future payment schemes like bundling or episodic payment really uniquely position Kindred both in terms of revenue opportunity and sort of defensive opportunities in the context of this change.

So, I’ve mentioned some of these threads before; very important to the underlying strategy behind the combination is the opportunity we think we have together in terms of our skillsets that continue to improve clinical outcomes and differentiate ourselves in terms of patient-centered care that is both disciplined and transparent.

We published our fourth annual Quality and Social Responsibility Report on Monday. I’ll tell you what, it’s a very important piece of work for us and for you as investors if you’re thinking about Kindred or want to understand the

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

strategy here. There’s a lot of useful data that I think will reinforce some of the points that I’m making here.

And then secondly we see a great deal of opportunity in all of these sites of setting to continue to reduce length of stay and reduce cost at the same time avoiding unnecessary re-hospitalizations.

One of the things that the transaction clearly brings to us and really all along the P&L is opportunity to enhance our top-line growth profile as well as our margin profile at the operating level and the net income level really up and down the income statement. So, it’s a very important part of the industrial logic, if you will, of this transaction.

Declining rent and fixed (charge) burden whether it’s routine, capital or rents as a percentage of revenue, I think what you can see is that RehabCare and the lighter asset model really help the industrial logic of Kindred’s balance sheet and the flow-through from the top to the bottom line of the combined company in terms of the opportunity to grow earnings per share and free cash flow.

Free cash flow, to finish my sentence, this transaction will generate a significant amount of free cash flow which really allows us - we’ll be coming out the gate here really at the same leverage that we are today and positions us not only to de-lever quickly in terms of the amount of pre-payable debt on the revolver and our term debt, but also continue to opportunistically pursue the organic development that we’ve so successfully pursued these last couple of years. And, again, the very rich pipeline of transactions and opportunities that RehabCare and John and his team continue to develop as well.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

The transaction is substantially accretive as I said immediately and over the intermediate and long-term. Different points of our guidance range but sort of at our midpoint we’re talking about taking our midpoint of our guidance of $1.53 to $2.05 or 34% 2011 impact. That’s a full year assuming the transaction closed on January 1, 2011.

So, in conclusion just a couple of high points and we may have a few minutes for questions that we’ve touched upon. We think that this really is an incredibly compelling opportunity for our people; the teams both at RehabCare and Kindred, for our patients first and foremost, an incredible opportunity for the shareholders of RehabCare and Kindred in terms of the changing healthcare dynamics. The diversity of the businesses I think gives us both revenue synergies to the top side and diversified our reimbursement risk in terms of volatility there.

It positions us well in the context of emerging payment schemes and the emerging conversations we’re having with commercial payers across the country. It enhances our growth and margins profiles as I spoke to and really an economic model that I think can drive significant growth both in terms of earnings per share and free cash flow per share both in the near-term and over the longer term as we work through the integration of the transaction.

So, with that the appendix gives you some more information regarding our year-end results which, again, are very strong and very foundational in our thinking in terms of the opportunity here.

But, let me turn it over to your questions and ask Dr. Short to join me for anything that he can add some color on.

Sir?

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

Man:	(Unintelligible) completely unrelated but what do you...

Paul Diaz:	I don’t expect that we’re going to have to divest anything. I mean, I think that even in the marketplaces where we have a high degree of concentration whether it’s on the rehab side or on the LTACH side. We’ve got plenty of competitors in those marketplaces and view a fairly dynamic marketplace there. So we’ll leave that up to the judgment of the folks at the SEC.

But we’re - based on the precedent transactions that have happened in the sector over the last 24 months we don’t expect a lot of issues in that regard.

Man:	No, I agree.

Paul Diaz:	A shy crowd.

Man:	Stunned them into silence.

Paul Diaz:	Yes?

Man:	(Unintelligible).

Paul Diaz:	Yeah, well I think as you think about going out one more year, you know, we have clearly our organic opportunities. We have in both business plans embedded in our 2011 plans, quite frankly, are the continuation of our cluster market developments. Some of John’s pipeline, our pipeline, are things that, you know, we have shovels in the ground. And if you go back to our prior presentations you’ll see a fair amount of capital being deployed.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

So you certainly have the opportunities there. You also have the balance of the synergies as we see ourselves through the integration. And, quite frankly, the inevitable bumps in the road that we might see in the context of the regulatory changes and reimbursement.

But I think that - I mean, there’s no doubt in my mind that these combined enterprises are better positioned for sustained EPS and free cash flow growth in ’11, ’12 and ’13 and beyond notwithstanding the sometimes volatile nature of some of the regulatory hurdles that are thrown our way. So we’re pretty excited about it in that broad strategic way. So we definitely see opportunities but no more granularity than we can get into today.

I guess with - oh, one more question.

Man:	(Have you) thought about (unintelligible).

Paul Diaz:	Yeah. Again, if you - go back to our previously issued guidance you can get a sense of about $115 million to about $24 million of routine CAPEX, okay.

Now, a lot of that for us in that $115, $120 included a fair amount of IT investments that we’re going to continue. So our more normalized true routine CAPEX is probably about $105, $110 million.

So really the rest of the CAPEX that you’ve seen Kindred do and I think some of the CAPEX that you see RehabCare continue to do is really growth CAPEX. You know, adding more bed capacity, adding IRF beds where you had LTACH beds adding, for us, hospital-based subacute units, the repositioning of skilled nursing facilities.

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

So as we see out beyond ’11 where there’s a identified CAPEX as you see out to ’12 and ’13. You know, a lot of flexibility around whether we pay down debt first, we look at some more cluster opportunities and that will be very situational based on our visibility, how the integrations going, our confidence and the quality of the deals that we see.

Man:	Right.

Paul Diaz:	Sir?

Man:	(Unintelligible).

Paul Diaz:	Yeah, I mean, we’re out of time so that will be the last question and then we’ll do the breakout so we’ll continue. But, yeah, we have been working very, very hard over the last few years to develop transitional care centers. Really, you know, taking a skilled nursing facility and turning it into almost a complete subacute facility.

We’ve also - we have about 34 of those facilities today that are taking care of 70 to 80 short-stay rehab or medically complex patients. We have another 120 or so with transitional care units that are doing 30 to 60 short-stay patients.

So we continue to invest roughly $20 million of capital in repositioning those assets as we speak but equally important, and I’ll close on this note, clinically we’ve been investing for years. And if you look at our quality report the intensity of the rehab service, the intensity of - we have respiratory therapists in those buildings now, our wound care programs.

And our hospitals, quite frankly, have helped us elevate the clinical competency (of the) building in terms of medically complex patients and

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

RehabCare is going to help us take that to the next level in terms of their clinical skills.

So we’ve very excited and appreciate your time today and look forward to speaking with you more at the breakout.

Thank you.

END

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy

UBS GLOBAL HEALTHCARE SERVICES CONFERENCE - KND

Moderator: Paul Diaz, CEO & Rich Lechleiter, EVP and CFO

02-08-11/2:30 pm ET

Confirmation # 102564

statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.